# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHX MINERALS INC., CIK 0000315131
CUSIP: 69291A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1601 Northwest Expressway, Valliance Bank Tower, Suite 1100, Oklahoma City, Oklahoma (OK), 73118
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-002892
Filed by CIK 0001238990

## Reporting persons
- Punch & Associates Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 1,582,234; shared voting power 0; sole dispositive power 1,582,234; shared dispositive power 0; aggregate amount beneficially owned 1,582,234 (4.2% of the class)

## Item 1. Issuer
Name of issuer: PHX MINERALS INC.
Address of issuer's principal executive offices: 1601 Northwest Expressway, Valliance Bank Tower, Suite 1100, Oklahoma City, OK 73118

## Item 2. Person Filing
Name of person filing: Punch & Associates Investment Management, Inc.
Address of principal business office or, if none, residence:
7701 France Ave. So., Suite 300
Edina, MN 55435
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1582234
Percent of class: 4.2
Sole power to vote or to direct the vote: 1582234
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1582234
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Punch & Associates Investment Management, Inc.: /s/ Howard D. Punch, Jr., Howard D. Punch, Jr./Chief Investment Officer (04/07/2025)